EXHIBIT 12.2


                     DEFINITIONS OF SELECTED FINANCIAL RATIOS


CURRENT RATIO
- -------------

      Current assets divided by current liabilities.



RETURN ON AVERAGE STOCKHOLDERS' EQUITY
- --------------------------------------

      Net income divided by average stockholders' equity. Average stockholders' equity is computed using the average of the monthly stockholders' equity balances.



RETURN ON AVERAGE CAPITAL EMPLOYED
- ----------------------------------

      Net income plus minority interest plus after-tax interest expense divided by average capital employed. Capital employed consists of stockholders' equity, total debt and minority interest. Average capital employed is computed on a four-quarter average basis.



TOTAL DEBT TO TOTAL BORROWED AND INVESTED CAPITAL
- -------------------------------------------------

      Total debt, including capital lease obligations, divided by total debt plus minority interest liability and stockholders' equity.